December 19, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Separate Account I of National Integrity Life Insurance Company (file no. 811-04846) (the “Registrant”)
AnnuiChoice II variable annuity (file no. 333-44892; Class C000034991)
Application for Withdrawal of Post-Effective Amendment No. 31 to Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant hereby requests the withdrawal of Post-Effective Amendment No. 31 (Accession No. 0000802222-22-000027) under the 1933 Act to the registration statement on Form N-4 filed on May 31, 2022 (the “Post-Effective Amendment”). The Post-Effective Amendment was intended to revise disclosure concerning the optional living benefits called Guaranteed Lifetime Income Advantage and Guaranteed Lifetime Income Advantage Plus. Subsequent to the filing of the Post-Effective Amendment, the Registrant made successive filings under Rule 485(b) under the 1933 Act to extend the effective date of the Post-Effective Amendment that had been filed under Rule 485(a). However, the Registrant has now decided that it no longer wishes to make those disclosure changes, and thus has filed this request to withdraw the Post-Effective Amendment. No securities were sold in connection with the Post-Effective Amendment.

If you have any questions or comments or require further information or documentation, please call Benjamin V. Mollozzi, Esq. at (513) 629-1648.

Sincerely,

/s/Jill T. McGruder
Jill T. McGruder
President and CEO
Separate Account I of National Integrity Life Insurance Company